FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga approved in the US for CKD

4 May 2021 07:00 BST

Farxiga approved in the US for the treatment of chronic kidney disease in patients at risk of progression with and without type-2 diabetes

Approval is the most significant advancement in the treatment of chronic kidney disease in more than 20 years

In DAPA-CKD Phase III trial, Farxiga demonstrated unprecedented reduction in the risk of the composite of worsening of renal function, end-stage kidney disease and cardiovascular or renal death

AstraZeneca's Farxiga (dapagliflozin), a sodium-glucose cotransporter 2 (SGLT2) inhibitor, has been approved in the US to reduce the risk of sustained estimated glomerular filtration rate (eGFR) decline, end-stage kidney disease (ESKD), cardiovascular (CV) death and hospitalisation for heart failure (hHF) in adults with chronic kidney disease (CKD) at risk of progression.

The approval by the Food and Drug Administration (FDA) was based on positive results from the DAPA-CKD Phase III trial. The decision follows the Priority Review designation granted by the FDA earlier this year.

CKD, a condition defined by decreased kidney function, is often associated with a heightened risk of heart disease or stroke, or the need for dialysis or kidney transplant.1-3 CKD is expected to become the fifth leading cause of mortality globally by 2040.4 Currently in the US, 37 million people are estimated to have CKD.1

The co-chair of the DAPA-CKD trial and its executive committee, Prof. Hiddo L. Heerspink, University Medical Center Groningen, the Netherlands, said: "Based on the unprecedented results of the DAPA-CKD trial, dapagliflozin is now the first SGLT2 inhibitor approved for the treatment of chronic kidney disease regardless of diabetes status. This transformational milestone provides patients and physicians with a new and effective treatment option for this often debilitating and life-threatening disease."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Today's approval is the most significant advancement in the treatment of chronic kidney disease in more than 20 years. We've shown impressive efficacy for Farxiga in type-2 diabetes, heart failure with reduced ejection fraction and, most recently, chronic kidney disease and we are thrilled to be able to bring this medicine to millions of patients in the US."

The DAPA-CKD trial demonstrated that Farxiga, on top of standard-of-care treatment with an angiotensin-converting enzyme inhibitor or an angiotensin receptor blocker, reduced the relative risk of worsening of renal function, onset of ESKD, or risk of CV or renal death by 39%, the primary composite endpoint, compared to placebo (p<0.0001) in patients with CKD Stages 2-4 and elevated urinary albumin excretion. The absolute risk reduction (ARR) was 5.3% over the median time in study of 2.4 years. Farxiga also significantly reduced the relative risk of death from any cause by 31% (ARR=2.1%, p=0.0035) compared to placebo.5

Exploratory analyses of the DECLARE-TIMI 58 Phase III trial, a randomised, double-blind, placebo-controlled trial, conducted to determine the effect of Farxiga on CV outcomes support the conclusion that Farxiga is also likely to be effective in patients with less advanced CKD. Farxiga is not recommended for the treatment of CKD in patients with polycystic kidney disease or patients requiring or with a recent history of immunosuppressive therapy for kidney disease, since it is not expected to be effective in these populations.

In both trials, the safety and tolerability of Farxiga were consistent with the well-established safety profile of the medicine.

In the US, Farxiga is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type-2 diabetes (T2D), and to reduce the risk of hHF in adults with T2D and established CV disease or multiple CV risk factors. Farxiga is also indicated to reduce the risk of CV death and hHF in adults with heart failure (NYHA class II-IV) with reduced ejection fraction (HFrEF) with and without T2D.

Chronic kidney disease
CKD is a serious, progressive condition defined by decreased kidney function (shown by reduced eGFR or markers of kidney damage, or both, for at least three months) 3 affecting 840 million people worldwide, many of them still undiagnosed.6 The most common causes of CKD are diabetes, hypertension and glomerulonephritis.7 CKD is associated with significant patient morbidity and an increased risk of CV events, such as heart failure (HF) and premature death. In its most severe form, known as ESKD, kidney damage and deterioration of kidney function have progressed to the stage where dialysis or kidney transplantation are required.1 The majority of patients with CKD will die from CV causes before reaching ESKD.8

DAPA-CKD
DAPA-CKD was an international, multi-centre, randomised, double-blinded Phase III trial in 4,304 patients designed to evaluate the efficacy of Farxiga 10mg, compared with placebo, in patients with CKD Stages 2-4 and elevated urinary albumin excretion, with and without T2D. Farxiga was given once daily in addition to standard of care. The primary composite endpoint was worsening of renal function or risk of death (defined as a composite of an eGFR decline ≥50%, onset of ESKD or death from CV or renal cause). The secondary endpoints included the time to first occurrence of the renal composite (sustained ≥50% eGFR decline, ESKD or renal death), the composite of CV death or hHF, and death from any cause. The trial was conducted in 21 countries.9 Detailed results from the trial were published in The New England Journal of Medicine.9

DECLARE-TIMI 58
DECLARE-TIMI 58 was an AstraZeneca-sponsored, randomised, double-blinded, multi-centre Phase III trial designed to evaluate the effect of Farxiga compared with placebo on CV outcomes in adults with T2D at risk of CV events, including patients with multiple CV risk factors or established CV disease, and also assessed key renal exploratory endpoints. The trial included more than 17,000 patients across 882 sites in 33 countries and was independently conducted in collaboration with academic investigators from the TIMI study group (Boston, US) and the Hadassah Hebrew University Medical Center (Jerusalem, Israel). Results from the trial were published in The Lancet.10

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. The research for Farxiga is advancing from cardiorenal effects to prevention and organ protection as science continues to identify the underlying links between the heart, kidneys and pancreas. Damage to one of these organs can cause the other organs to fail - contributing to leading causes of death worldwide, including T2D, HF and CKD.

For nearly a decade Farxiga has been an effective monotherapy and part of combination therapy as an adjunct to diet and exercise to improve glycaemic control in adults with T2D. Following results from the landmark DECLARE-TIMI 58 Phase III CV outcomes trial, it is approved in adults with T2D to reduce the risk of hHF or CV death when added to standard of care.11 Farxiga is also the first SGLT2 inhibitor approved for the treatment of HFrEF in adults with and without T2D.

In August 2020, results from the DAPA-CKD Phase III trial demonstrated that Farxiga achieved unprecedented reduction in the composite risk of kidney failure and CV or renal death in patients with CKD with and without T2D versus placebo.9 It is now the first SGLT2 inhibitor shown to significantly improve overall survival in a renal outcomes trial for this patient population and provide organ protection.

DapaCare is a robust programme of clinical trials to evaluate the potential CV, renal and organ protection benefits of Farxiga. It includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience. It is currently being assessed in patients with HF with preserved ejection fraction in the DELIVER Phase III trial. Farxiga is also being tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
Centers for Disease Control and Prevention (CDC). Chronic kidney disease in the United States, 2019. [cited 2021 Apr 29]. Available from: URL: https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html.
2.
Segall L, et al. Heart failure in patients with chronic kidney disease: a systematic integrative review. Biomed Res Int. 2014;2014:937398.
3.
Bikbov B, et al. Global, regional, and national burden of chronic kidney disease, 1990-2017: a systematic analysis for the Global Burden of Disease Study 2017. Lancet. 2020;395(10225):709-733.
4.
Foreman KJ, et al. Forecasting life expectancy, years of life lost, and all-cause and cause-specific mortality for 250 causes of death: reference and alternative scenarios for 2016-40 for 195 countries and territories. Lancet. 2018;392(10159):2052-2090.
5.
Heerspink H. DAPA-CKD - Dapagliflozin in Patients with Chronic Kidney Disease. Presented at: ESC Congress 2020 - The Digital Experience, 2020 August 29 - September 01.
6.
Jager KJ, et al. A single number for advocacy and communication-worldwide more than 850 million individuals have kidney diseases. Nephrol Dial Transplant. 2019;34(11):1803-1805.
7.
National Kidney Foundation. Kidney Disease: Causes; 2015 [cited 2021 Apr 29]. Available from: URL: https://www.kidney.org/atoz/content/kidneydiscauses.
8.
Briasoulis A, Bakris GL. Chronic kidney disease as a coronary artery disease risk equivalent. Curr Cardiol Rep. 2013;15(3):340.
9.
Heerspink HJL, et al. Dapagliflozin in patients with chronic kidney disease. N Engl J Med. 2020;383(15):1436-1446.
10.
Mosenzon O, et al. Effects of dapagliflozin on development and progression of kidney disease in patients with type 2 diabetes: an analysis from the DECLARE-TIMI 58 Randomised Trial. Lancet. 2019;7(8):606-617.
11.
Wiviott SD, et al, for the DECLARE-TIMI 58 Investigators. Dapagliflozin and cardiovascular outcomes in type 2 diabetes [article and supplementary appendix]. N Engl J Med. 2019:380:347-357.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 4 May 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary